Exhibit 12.1
Delta Air Lines, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Successor(1)				Predecessor(1)
					Four
				Eight Months	Months
				Ended	Ended	Year Ended
	Year Ended December 31,			December 31,	April 30,	December 31,
(in millions, except for ratio data)	2010(2)	2009(3)	2008(4)	2007	2007(5)	2006(6)
Earnings (loss):
Earnings (loss) before income taxes	$608	$(1,581)	$(9,041)	$525	$1,294	$(6,968)

Add (deduct):
Fixed charges from below	1,315	1,416	805	432	285	970
Capitalized interest	(6)	(12)	(23)	(8)	(3)	(8)

Earnings (loss) as adjusted	$1,917	$(177)	$(8,259)	$949	$1,576	$(6,006)

Fixed charges:
Interest expense, including capitalized amounts and amortization of debt costs	1,226	1,290	728	398	265	878
Preference security dividend	—	—	—	—	—	2
Portion of rental expense representative of the interest factor	89	126	77	34	20	90

Fixed charges	$1,315	$1,416	$805	$432	$285	$970

Ratio of earnings to fixed charges(7)	1.46	(0.13)	(10.26)	2.20	5.53	(6.19)

(1)	References to “Successor” refer to Delta on or after May 1, 2007, after giving effect to (1) the cancellation of Delta common stock issued prior to the effective date of Delta’s emergence from bankruptcy on April 30, 2007; (2) the issuance of new Delta common stock and certain debt securities in accordance with Delta’s Joint Plan of Reorganization; and (3) the application of fresh start reporting. References to “Predecessor” refer to Delta prior to May 1, 2007.

(2)	Includes (a) $450 million in restructuring and merger-related charges primarily associated with (i) Northwest and the integration of Northwest operations into Delta and (ii) asset impairment charges related to the initiative to substantially reduce our 50-seat aircraft fleet and retired dedicated freighter aircraft and (b) $401 million primarily due to a non-cash loss on extinguishment of debt. Additionally, interest expense includes $216 million in net debt discount amortization primarily as a result of adjusting our debt and capital lease obligations to fair value in purchase accounting upon our merger with Northwest.

(3)	Includes (a) $407 million in restructuring and merger-related charges associated with (i) integrating the operations of Northwest into Delta, including costs related to information technology, employee relocation and training, and re-branding of aircraft and stations and (ii) employee workforce reduction programs and (b) an $83 million non-cash loss for the write-off of the unamortized discount on the extinguishment of the Northwest senior secured exit financing facility. Additionally, interest expense includes $370 million in net debt discount amortization primarily as a result of adjusting our debt and capital lease obligations to fair value in purchase accounting upon our merger with Northwest.

(4)	Includes a $7.3 billion non-cash charge from an impairment of goodwill and other intangible assets and $1.1 billion in primarily non-cash merger-related charges relating to the issuance or vesting of employee equity awards in connection with our merger with Northwest.

(5)	Includes a $1.2 billion non-cash gain for reorganization items.

(6)	Includes a $6.2 billion non-cash charge for reorganization items and a $310 million non-cash charge associated with certain accounting adjustments.

(7)	For the years ended December 31, 2009, 2008 and 2006, earnings were not sufficient to cover fixed charges by $1.6 billion, $9.1 billion and $7.0 billion, respectively.